UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 8 )*

Under the Securities Exchange Act of 1934

NORTH AMERICAN ENERGY PARTNERS INC.
(Name of Issuer)

COMMON STOCK (NO PAR VALUE)
(Title of Class of Securities)

656844107
(CUSIP Number)

Philip A. Falcone Chief Executive Officer 450 Park Avenue, 30th Floor New York, New York 10022 (212) 906-8555
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 656844107	Page 1 of 7

1	NAME OF REPORTING PERSON Harbinger Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER(*) 7,032,322
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER(*) 7,032,322
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(*) 7,032,322
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)(*) 19.4%
14	TYPE OF REPORTING PERSON CO

*   See Items 2 and 5 herein.

CUSIP No. 656844107	Page 2 of 7

1	NAME OF REPORTING PERSON Philip Falcone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER(*) 7,032,322
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER(*) 7,032,322
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(*) 7,032,322
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)(*) 19.4%
14	TYPE OF REPORTING PERSON IN

*   See Items 2 and 5 herein.

CUSIP No. 656844107	Page 3 of 7

1	NAME OF REPORTING PERSON Front Street Re (Cayman) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER(*) 5,546,286
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER(*) 5,546,286
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(*) 5,546,286
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)(*) 15.3%
14	TYPE OF REPORTING PERSON CO

*   See Items 2 and 5 herein.

CUSIP No. 656844107	Page 4 of 7

Item 1.  Security and Issuer.

This Amendment No. 8 to Schedule 13D is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Persons on June 27, 2011, as amended by Amendment No. 1 filed on July 22, 2011, Amendment No. 2 filed on August 8, 2011, Amendment No. 3 filed on August 18, 2011, Amendment No. 4 filed on August 31, 2011, Amendment No. 5 filed on September 21, 2011, Amendment No. 6 filed September 30, 2011 and  Amendment No. 7 filed on April 24, 2012 (as amended, the “Schedule 13D”) with respect to the shares of Common Stock, no par value per share (the “Shares”), of North American Energy Partners Inc., a Canadian corporation (the “Issuer”). The principal executive offices of the Issuer are located at Zone 3 Acheson Industrial Area, 2-53016 Highway 60,  Acheson, Alberta, Canada T7X-5A7.

Item 2.  Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“This Schedule 13D is being filed by Harbinger Group Inc., a Delaware corporation (“HGI”), Mr. Philip Falcone and Front Street Re (Cayman) Ltd., a Cayman Islands limited corporation (“FSRC,” and together with HGI and Mr. Falcone, the “Reporting Persons”), with respect to the Shares reported herein that may be deemed to be beneficially owned by the Reporting Persons. The Reporting Persons own an aggregate of 7,032,322 Shares in total, 5,546,286 of such Shares is held by FSRC and 1,486,036 of such Shares is held by HGI. HGI Funding, LLC, a Delaware limited liability company (“HGI Funding”), is the record owner of the Shares held by HGI. FSRC is an indirect wholly-owned subsidiary of HGI and HGI Funding is a direct wholly-owned subsidiary of HGI. Mr. Falcone is the Chief Executive Officer and Chairman of the board of directors of HGI and has certain relationships with the Controlling Persons described in Schedule B hereto.

The information required by General Instruction C to Schedule 13D with respect to (i) the executive officers and directors of HGI and FSRC is listed on Schedule A hereto and (ii) each person controlling HGI and FSRC is listed on  Schedule B hereto (the persons identified in clause (i) and (ii), the “Controlling Persons”, and together with the Reporting Persons, the “Harbinger Persons”).  HGI is a holding company and its principal business address is 450 Park Avenue, 30th Floor, New York, NY 10022.  FSRC is a reinsurance company and its principal business address is Sterling House, 16 Wesley Street, PO Box HM 534, Hamilton HM CX Bermuda.

Mr. Falcone does not own any Shares directly. However, as a result of his relationship with the Controlling Persons and his position at HGI, Mr. Falcone may be deemed to beneficially own the Shares owned by FSRC, HGI and HGI Funding. The Reporting Persons may be deemed to be members of a “group” for purposes of the Securities Exchange Act of 1934, as amended, and may be deemed to beneficially own the Shares owned each other. Each of the Reporting Persons specifically disclaims beneficial ownership in the Shares reported herein except to the extent it or he actually exercises voting or dispositive power with respect to such Shares.

Certain additional information required by this Item 2 and General Instruction to Schedule 13D is set forth on Schedule B, which is incorporated by reference herein.”

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following as the last paragraph thereof:

“On June 27, 2013, HGI Funding, a direct wholly-owned subsidiary of HGI, transferred 5,546,286 Shares to FSRC, an indirect wholly-owned subsidiary of HGI.”

CUSIP No. 656844107	Page 5 of 7

Item 4.  Purpose of Transaction.

No material change.

Item 5.  Interest in Securities of the Issuer.

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

“References to percentage ownerships of Shares in this Schedule 13D are based upon the 36,251,006 Shares stated to be outstanding by the Issuer.  The Reporting Persons own an aggregate of 7,032,322 Shares in total, 5,546,286 of such Shares is held by FSRC and 1,486,036 of such Shares is held by HGI. HGI Funding, is the record owner of the Shares held by HGI. FSRC is an indirect wholly-owned subsidiary of HGI and HGI Funding is a direct wholly-owned subsidiary of HGI. The Reporting Persons may be deemed to be members of a “group” for purposes of the Securities Exchange Act of 1934, as amended, and may be deemed to beneficially own the Shares owned each other. Each of the Reporting Persons specifically disclaims beneficial ownership in the Shares reported herein except to the extent it or he actually exercises voting or dispositive power with respect to such Shares. Other than any beneficial ownership which may be deemed to exist as a result of the relationships among the Harbinger Persons discussed herein (which beneficial ownership is disclaimed), the Controlling Persons do not beneficially own any Shares.

(a, b) As of the date hereof, HGI may be deemed to be the beneficial owner of 7,032,322 Shares, constituting 19.4% of the outstanding Shares.

HGI has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 7,032,322 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 7,032,322 Shares.

CUSIP No. 656844107	Page 6 of 7

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 7,032,322 Shares, constituting 19.4% of the outstanding Shares.

Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 7,032,322 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 7,032,322 Shares.

(a, b) As of the date hereof, FSRC may be deemed to be the beneficial owner of 5,546,286 Shares, constituting 15.3% of the outstanding shares.

FSRC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 5,546,286 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 5,546,286 Shares.

(c) Other than as reported in Item 3 of this Schedule 13D, there have been no transactions in the Shares that have been effected by the Reporting Persons during the past 60 days.”

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        No material change.

Item 7.   Material to be Filed as Exhibits.

Exhibit R:	Joint Filing Agreement

CUSIP No. 656844107	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARBINGER GROUP INC.
By:	/s/ Philip A. Falcone
	Name:	Philip A. Falcone
	Title:	Chief Executive Officer

/s/ Philip A. Falcone
Philip A. Falcone

FRONT STREET RE (CAYMAN) LTD.
By:	/s/ John H. Tweedie
	Name:	John H. Tweedie
	Title:	Chief Executive Officer

June 27, 2013

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).

Schedule A

Executive Officers and Directors of HGI

Name	Business Address	Citizenship	Principal Occupation
Philip A. Falcone	450 Park Avenue, 30th Floor, New York, NY 10022	U.S.	Chief Executive Officer & Chairman of the Board of HGI (See below for relationship with Controlling Persons)
Omar Asali	450 Park Avenue, 30th Floor, New York, NY 10022	U.S.	President & Director of HGI
Thomas A. Williams	450 Park Avenue, 30th Floor, New York, NY 10022	U.S.	Executive Vice President & Chief Financial Officer of HGI
David Maura	450 Park Avenue, 30th Floor, New York, NY 10022	U.S.	Executive Vice President & Director of HGI
Michael Kuritzkes	450 Park Avenue, 30th Floor, New York, NY 10022	U.S.	Executive Vice President & General Counsel of HGI
Michael Sena	450 Park Avenue, 30th Floor, New York, NY 10022	U.S.	Vice President & Chief Accounting Officer of HGI
Lap Wai Chan	450 Park Avenue, 30th Floor, New York, NY 10022	U.S.	Director
Frank Ianna	450 Park Avenue, 30th Floor, New York, NY 10022	U.S.	Director
Gerald Luterman	450 Park Avenue, 30th Floor, New York, NY 10022	U.S.	Director
Keith Hladek	450 Park Avenue, 30th Floor, New York, NY 10022	U.S.	Director
Robin Roger	450 Park Avenue, 30th Floor, New York, NY 10022	U.S.	Director

Executive Officers and Directors of FSRC

Name	Business Address	Citizenship	Principal Occupation
John Tweedie	Sterling House 16 Wesley Street PO Box HM 534 Hamilton HM CX Bermuda	U.S.	Chief Executive Officer & Director of FSRC
Jean-Francois Lemay	Sterling House 16 Wesley Street PO Box HM 534 Hamilton HM CX Bermuda	Canada	Chief Investment Officer & Director of FSRC
Willard C. Rinehimer, Jr.	Sterling House 16 Wesley Street PO Box HM 534 Hamilton HM CX Bermuda	U.S.	Chief Operating Officer, Chief Actuary & Director of FSRC
Omar Asali	450 Park Avenue, 30th Floor, New York, NY 10022	U.S.	Director
Philip Gass	450 Park Avenue, 30th Floor, New York, NY 10022	U.S.	Director
Kostas (Gus) Cheliotis	450 Park Avenue, 30th Floor, New York, NY 10022	U.S.	Director
Thomas A. Williams	450 Park Avenue, 30th Floor, New York, NY 10022	U.S.	Director

Schedule B

Controlling Persons

Name	Business Address	Citizenship	Principal Occupation
Harbinger Capital Partners Master Fund I, Ltd. (the “Master Fund”)	c/o International Fund Services (Ireland) Limited, 78 Sir John Rogerson’s Quay, Dublin 2, Ireland	Cayman Islands	Investment Vehicle
Harbinger Capital Partners LLC (“Harbinger LLC”)	450 Park Avenue, 30th Floor, New York, NY 10022	Delaware	Investment Manager of the Master Fund
Harbinger Holdings, LLC (“Harbinger Holdings”)	450 Park Avenue, 30th Floor, New York, NY 10022	Delaware	Manager of Harbinger LLC, Managing Member of HCPSS (as defined below)
Harbinger Capital Partners Special Situations Fund, L.P. (the “Special Fund”)	450 Park Avenue, 30th Floor, New York, NY 10022	Delaware	Investment Vehicle
Harbinger Capital Partners Special Situations GP, LLC (“HCPSS”)	450 Park Avenue, 30th Floor, New York, NY 10022	Delaware	General Partner of the Special Fund
Global Opportunities Breakaway Ltd. (the “Global Fund”)	c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, Cayman Islands KY1-1104	Cayman Islands	Investment Vehicle
Harbinger Capital Partners II LP	450 Park Avenue, 30th Floor, New York, NY 10022	Delaware	Investment Manager of the Global Fund
Philip Falcone	450 Park Avenue, 30th Floor, New York, NY 10022	U.S.	Managing Member of Harbinger Holdings, Portfolio Manager of the Master Fund, Portfolio Manager of the Special Fund
Harbinger F&G, LLC (“Harbinger F&G”)	450 Park Avenue, 30th Floor, New York, NY 10022	Delaware	Direct wholly-owned subsidiary of HGI and parent company of FS Holdco (as defined below)
FS Holdco Ltd (“FS Holdco”)	Sterling House, 16 Wesley Street, PO Box HM 534 Hamilton HM CX Bermuda.	Cayman Islands	Direct wholly-owned subsidiary of Harbinger F&G and parent company of FSRC

None of the Harbinger Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Except as set forth below, none of the Harbinger Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In June 2012, Harbinger LLC, one of the Controlling Persons, settled administrative proceedings regarding compliance with Rule 105 of Regulation M with respect to three offerings.  In connection with the settlement, the Commission issued an Order Instituting Administrative and Cease-and-Desist Proceedings Pursuant to Section 21C of the Securities Exchange Act of 1934 and Section 203(e) of the Investment Advisers Act of 1940, making findings, and imposing remedial sanctions and a cease-and-desist order against Harbinger LLC for three violations of Rule 105.  The order censures Harbinger LLC and requires Harbinger LLC to cease and desist from committing or causing any violations and any future violations of Rule 105.  Harbinger LLC paid disgorgement, prejudgment interest and a civil monetary penalty in connection with the order.  Harbinger LLC consented to the issuance of this order without admitting or denying any of the findings contained therein.